SNT CLEANING INC.
                  9012 - 100 Street, Westlock, Alberta, T7P 2L4
                  Telephone 780 349 1755 Facsimile 780 349 5414


VIA EDGAR ONLY

December 1, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Michelle Lacko and Amanda McManus

     Re: SNT Cleaning Inc.
         Registration Statement on Form S-1
         Filed July 16, 2008
         File Number: 333-152356

Dear Ms. Lacko and Ms. McManus;

In response to verbal comments relayed to the company on or around November 26, 2008, SNT Cleaning Inc. has made changes to its filing and reposted as Form S-1/A Amendment No. 5. The changes made are detailed in this letter.

     1. We have amended the Undertakings in the registration statement to include undertakings 512(i) as required by Rule 430A.

     2. We have included in the registration statement financials for the three months ending August 31, 2008 and have clarified in the registration statement that the company's year-end is May 31.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Robert Denman
---------------------------
ROBERT DENMAN